S

20004403

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-48389

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 (MM/DD/YY) AND ENDING December 31, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kempen & Co. U.S.A., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 Third Avenue, 17th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John McGowan 212-376-0132
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Friedman LLP
(Name – *if individual, state last, first, middle name*)

100 Eagle Rock Avenue Suite 200	East Hanover	New Jersey	07936
(Address)	(City)	(State)	(Zip Code)

Securities and Exchange Commission
Trading and Markets
FEB 18 2020
RECEIVED

SEC
Mail Processing
Section
FEB 18 2020
Washington DC
415

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EK

RMS

OATH OR AFFIRMATION

I, John McGowan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kempen & Co. U.S.A., Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

COO

Title

GEORGINA JEAN-DUSSECK
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01JE6392338
Qualified in Bronx County
Commission Expires May 28, 2023

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEMPEN & CO. U.S.A., INC.

TABLE OF CONTENTS

FRIEDMAN LLP®
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Kempen & Co. U.S.A., Inc.

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Kempen & Co. U.S.A., Inc. as of December 31, 2019, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Kempen & Co. U.S.A., Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Kempen & Co. U.S.A., Inc.'s management. Our responsibility is to express an opinion on Kempen & Co. U.S.A., Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Kempen & Co. U.S.A., Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

100 Eagle Rock Avenue, Suite 200, East Hanover, NJ 07936 p 973.929.3500 f 973.929.3501 friedmanllp.com

Auditor's Report on Supplemental Information

The supplementary information contained in Schedule I ("Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission") has been subjected to audit procedures performed in conjunction with the audit of Kempen & Co. U.S.A., Inc.'s financial statements. The supplemental information is the responsibility of Kempen & Co. U.S.A., Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2008.

Friedman LLP
East Hanover, New Jersey
February 11, 2020

KEMPEN & CO. U.S.A., INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

ASSETS	
Cash and cash equivalents	$ 6,326,747
Property and equipment - at cost, net	60,240
Due from customer	6,830,451
Fail to deliver	10,201,374
Investment banking receivable	2,239,743
Operating lease right-of-use asset	1,203,211
Other assets	195,066
	$27,056,832
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable, accrued expenses and other liabilities	$62,738
Taxes payable	54,916
Due to customer	10,201,374
Fail to receive	6,830,451
Operating lease liability	1,252,683
Due to parent	19,321
Security deposit payable	57,128
	$18,478,611
Commitments and contingencies	
Stockholder's equity	
Capital stock - $0.01 par value; authorized 1,000 shares; 1,000 shares issued and outstanding	$ 10
Additional paid-in capital	3,263,979
Retained earnings	5,314,232
	8,578,221
	$27,056,832

See notes to financial statements

KEMPEN & CO. U.S.A., INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2019

Revenues	
Revenue - Parent	$2,854,395
Revenue - Investment Banking	727,058
Other income	155,020
Interest income	4,526
	3,740,999
Expenses	
Compensation and benefits	1,411,008
Occupancy and equipment	338,338
Communications	180,489
Professional and consulting fees	129,971
Depreciation	10,197
Investment banking expenses	134,090
Other operating expenses	825,412
	$3,029,505
Income before income taxes	711,494
Income taxes	257,026
Net income	$ 454,468

See notes to financial statements

KEMPEN & CO. U.S.A., INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2019

	Capital Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance, January 1, 2019	1,000	$10	$3,263,979	$4,859,764	$8,123,753
Net income	-	-	-	454,468	454,468
Balance, December 31, 2019	1,000	$10	$3,263,979	$5,314,232	$8,578,221

See notes to financial statements

KEMPEN & CO. U.S.A., INC.

STATEMENT OF CASHFLOWS

YEAR ENDED DECEMBER 31, 2019

Cash flows from operating activities	
Net income	$ 454,468
Adjustment to reconcile net income to net cash provided by operating activities	
Depreciation	10,197
Amortization in right-of-use asset	239,874
Changes in assets and liabilities	
Due from parent	635,987
Due from investment banking receivable	(2,239,743)
Due from customer	4,706,525
Fail to deliver	(8,410,630)
Fail to receive	(4,706,525)
Due to customer	8,410,630
Operating lease liability	(190,402)
Other assets	29,653
Accounts payable, accrued expenses and other liabilities	(49,477)
Taxes payable	(97,170)
Net cash used in operating activities	(1,206,613)
Net decrease in cash and cash equivalents	(1,206,613)
Cash and cash equivalents, beginning of year	7,533,360
Cash and cash equivalents, end of year	$ 6,326,747
Supplemental cash flow disclosures	
Income taxes paid	356,895
Operating lease right-of-use asset	1,400,737
Operating lease liability	1,443,085

See notes to financial statements

KEMPEN & CO. U.S.A., INC

NOTES TO FINANCIAL STATEMENTS

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Kempen & Co. U.S.A., Inc. (the "Company"), is a wholly-owned subsidiary of Van Lanschot Kempen Wealth Management N.V. (formerly Kempen & Co. N.V.) (the "Parent") which is based in Amsterdam. Effective December 21, 2019, the Parent changed its name to Van Lanschot Kempen Wealth Management N.V. The Company is a securities broker-dealer and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company acts as an agent for institutional customers in the purchase and sale of foreign securities. The Company executes all trades with its Parent and uses its Parent's facilities to clear such trades. Trades are settled on a delivery versus payment basis. The Parent produces research on approximately 75 large, mid, and small cap companies located in Belgium, Luxembourg and Netherlands comprising a wide range of sectors. The Parent also provides property research into approximately 50 European real estate companies in more than 11 European countries. On behalf of the Parent, the Company sells research products to its customers, acquires new clients and organizes corporate road shows to large institutional investors within the United States to facilitate their investment decisions.

In 2018, the Company filed a CMA (Continuing Member Application) with FINRA to change its registered business operations to where it would serve as an underwriter or selling group participant for equity offerings of non-U.S. and U.S. issuers engaged in offerings registered with the United States Securities and Exchange Commission ("SEC") as well as nonregistered offerings, including Rule 144A offerings, on a "best efforts" basis, with no contingencies or need for an escrow account. The Company expects to be a junior syndicate member on such transactions and therefore, will be brought into the syndicate only shortly before pricing. The Company will leverage their existing client bases, in Europe and potentially, the United States, to identify companies that aim to execute U.S.-registered initial public offerings and/or follow-on transactions; once such transactions are executed. The Company will solicit investments by institutional investors. For all such transactions, the Company's foreign associated persons will work with other investment banks to originate and price primary issuances and to distribute securities to the Company's customers. The Company will assess interest in the new issuance based upon customer suitability and customer demand. The Company anticipates that securities of U.S. issuers will be cleared through another member of the underwriting syndicate (i.e., the lead syndicate member or bookrunner), which will be determined on a transaction-by-transaction basis or through BNP Paribas USA, with which the Company currently has a relationship. All clearing firms will be large or medium-sized U.S. banks. Securities of non-U.S. issuers offered to U.S. investors will be cleared through the Company's parent, Van Lanschot Kempen Wealth Management N.V.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Concentrations of Credit Risk for Cash

The Company's cash balances are maintained at various banks. Balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Revenue Recognition

For service provided to the Parent, the Company is remunerated for its activities based upon a cost plus mark-up percentage, which is established by an independent transfer pricing study. Revenue is recognized based upon the expenses incurred during the period, marked-up by 4.16% for the year ended December 31, 2019.

Based on a transfer pricing study, for securities underwriting income, it was determined that 20% of revenue will be retained by the Company while 80% of the revenue will be allocated to the Parent.

Depreciation

Depreciation is computed using the straight-line method over estimated useful asset lives, which is five to seven years.

Adoption of New Accounting Standard

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases which was adopted January 1, 2019. The Company is a lessee in a noncancellable operating lease for office space. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rate of our lease is not readily determinable and accordingly, the Company used its incremental borrowing rate based on the information available at the commencement date for the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The right-of-use ("ROU") asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term.

2 - PROPERTY AND EQUIPMENT- AT COST, NET

Property and equipment consist of the following:

Office equipment	$ 158,954
Furniture and fixtures	120,508
	279,462
Less - Accumulated depreciation	219,222
	$ 60,240

3 - RELATED PARTY TRANSACTIONS

A portion of the Company's revenue is derived from the Parent for services provided to institutional investors in their sales district based upon a cost-plus transfer pricing study. The revenue is recorded at the Company's pretax expenses plus a markup percentage of 4.16% for the year ended 2019.

Additionally, the Company derives revenue from the underwriting services performed by the Company which is allocated between the Company and the Parent based on a transfer pricing study. Gross revenue from underwriting services was approximately $3,000,000. Per the study, 20% of revenue will be retained by the Company while 80% of the revenue will be allocated to the Parent. The Company was allocated revenue of $727,058 and expenses of $134,090 relating to underwriting securities for the year ended December 31, 2019.

Due from Parent arises from the recording of revenue described above less the allocation of certain direct expenses from the Parent. The balance at December 31, 2019 is comprised of cash held in a bank account at an affiliate of the Parent totaling $1,668,205 and commission receivable of $156,618 and an offsetting amount of $1,844,144 due to Parent.

The Company has recorded $470,733 in expenses allocated from the Parent relating to the use of the securities trading platform and corporate overhead charges which are reflected in other operating expenses.

4- INCOME TAXES

The Company provides for Federal and state income taxes in accordance with current rates applied to income before income taxes. The provision for income taxes is as follows:

Current:	
Federal	$ 127,597
State and city	129,429
	$ 257,026

Federal and state income taxes differ from statutory rates due to non-deductible expenses consisting primarily of meals and entertainment.

5- PROFIT-SHARING PLAN

The Company has a 401(k) plan, which covers substantially all of its full-time employees who have attained three months of service. The plan includes employee contributions and matching contributions by the Company subject to certain limitations. The Company match during 2019 is equal to 100% of the matched employee contributions that are not in excess of 4% of employee compensation. The Profit sharing plan expense for the year ended December 31, 2019 was approximately $37,000.

6- COMMITMENTS

The Company has obligations as a lessee for office space, with initial noncancellable terms in excess of one year. The Company classified this lease as an operating lease. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants.

The Company has deposited approximately $115,000 in cash with the bank as collateral for a letter of credit agreement for the security deposit associated with the lease.

The discount rate used to present value the monthly lease expense is 7%.

The components of lease cost for the year ended December 31, 2019 are as follows:

Operating lease cost $338,338

Amounts reported in balance sheet as of December 31, 2019 were as follows:

Operating leases:

Operating lease right-of-use asset $1,203,211

Operating lease liability $1,252,683

6- COMMITMENTS (continued)

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2019 are as follows:

2020	$	289,421
2021	$	295,209
2022	$	301,113
2023	$	307,136
2024	$	286,694
Total undiscounted lease payments		$1,479,573
Less imputed interest		(226,890)
Total lease liabilities		$1,252,683

Gross rent expense was approximately $338,000 for the year ended December 31, 2019. In addition to base rent on its office facilities, the Company is required to pay its proportionate share of real estate taxes and operating expenses.

The Company entered into a non-cancellable sublease with a subtenant on July 19, 2016 which expires on November 30, 2024. Sublease income is equal to one half of rent expense paid by the Company under the non-cancellable lease each month. Additionally, in accordance with the non-cancellable sublease the Company has collected a security deposit in the amount of $57,128.

The future minimum rental receipts are as follows:

2020	$	145,000
2021	$	147,000
2022	$	151,000
2023	$	154,000
2024	$	143,000
	$	740,000

Sublease income was approximately $155,000 for the year ended December 31, 2019.

7- REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. At December 31, 2019, the Company had net capital of $6,083,172 which exceeded requirements by $4,931,479. The ratio of aggregate indebtedness to net capital was 2.84 to 1.

7- REGULATORY REQUIREMENTS (continued)

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i).

8- FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

In the normal course of business, the Company may execute, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2019

KEMPEN & CO. U.S.A., INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2019

Computation of net capital		
Total stockholder's equity	$	8,578,221
Less - Non-allowable assets		
Fixed assets		(60,240)
Other assets		(2,434,809)
Net Capital	$	6,083,172
Computation of aggregate indebtedness		
Accounts payable, accrued expenses and other liabilities	$	117,654
Due to customer		10,201,374
Due to Parent		19,321
Fail to receive		6,830,451
Operating lease liability		49,472
Security deposit payable		57,128
Aggregate indebtedness	$	17,275,400
Computation of basic net capital requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	1,151,693
Minimum dollar requirement		250,000
Net capital requirement		
(greater of minimum net capital or dollar requirement)	$	1,151,693
Excess net capital	$	4,931,479
Excess net capital at 1000 percent		4,355,632
Ratio: aggregate indebtedness to net capital		2.84 to 1

Reconciliation with Company's computation
(included in Part II of Form X-17A-5 as of December 31, 2019)

Net Capital as reported on Company's Part II (unaudited) Focus report	$	6,119,452
Increase (decrease) resulting from December 31, 2019 audit adjustments, net		(36,280)
Net capital, as included in this report	$	6,083,172

FRIEDMAN LLP®

ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Kempen & Co. U.S.A., Inc.

We have reviewed management's statements, included in the accompanying Statement of Exemption from SEC Rule 15c3-3 Report, in which (1) Kempen & Co. U.S.A., Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Kempen & Co. U.S.A., Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Kempen & Co. U.S.A., Inc. stated that Kempen & Co. U.S.A., Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Kempen & Co. U.S.A., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kempen & Co. U.S.A., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Friedman LLP

FRIEDMAN LLP
East Hanover, New Jersey
February 11, 2020

100 Eagle Rock Avenue, Suite 200, East Hanover, NJ 07936 p 973.929.3500 f 973.929.3501 friedmanllp.com

Kempen

STATEMENT OF EXEMPTION FROM SEC RULE 15C3-3

I, John McGowan, Chief Operating Officer of Kempen & Co. U.S.A., Inc. to the best of my knowledge and belief, hereby certify as follows:

1. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.
2. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.
3. As a consequence, the Company is exempt from Rule 15c3-3 pursuant to Rule 15c3-3(k)(2)(i).
4. The Company met this exemption during the entire fiscal year ending December 31, 2019 without exception.

Dated: 1/31/2020

By: [signature]